June 20, 2019


Via E-Mail

Ann Beth Stebbins
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

       Re:    Circor International, Inc.
              Schedule TO-T filed on June 17, 2019
              Filed by Crane Co. and CR Acquisitions Company
              File No. 5-57061

Dear Ms. Stebbins:

       The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(a)(1)(A) to the Schedule TO-T.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Offer; Other Transactions with CIRCOR, page 23

   1. Describe in further detail the terms of the Stock Purchase Agreement with Gabelli Small
      Cap Growth Fund. See Item 8 of Schedule TO and Item 1008(b)(5) of Regulation M-A.

Conditions of the Offer, page 33

   2. All offer conditions other than those related to governmental approvals necessary to the consummation of the offer must be satisfied or waived on or before the expiration date of the offer, rather than by the date of payment. Please revise the language to the contrary in the second to last line of the introductory paragraph of this section. Ann Beth Stebbins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
June 20, 2019
Page 2


   3. In subparagraph (iv) on page 34, clarify what you mean by a "limitation on prices" on a national securities exchange or in the over-the-counter market and explain how this would be measured in the context of this offer.

   4. In the same subparagraph, refer to part (f) referencing an "attack on or outbreak or act of terrorism involving the United States." Today the Washington Post is reporting that Iran has shot down a U.S. naval surveillance drone in the Persian Gulf. This would appear to implicate your offer condition. Please disclose to shareholders how you intend to proceed with the offer (waive or terminate). If you don't believe the attack implicates your offer condition, you should clarify this and explain the basis for your belief.

   5. To avoid an impermissible illusory offer, revise subparagraph (x) at the bottom of page
      36 to include a reasonableness standard to qualify the following phrase:
"on terms
      satisfactory to Crane and the Purchaser."

   6. Refer to the second to last paragraph in this section on page 37. All offer conditions must be outside the control of the bidder in a tender offer. Revise or delete the phrase
      "regardless of the circumstances giving rise to any such conditions" to avoid the implication that Crane's or Purchaser's actions or inactions could "trigger" an offer condition.

   7. In the same paragraph on page 37, refer to the following statement: "Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right." If an offer condition is "triggered" by an event that occurs during the offer period, you must promptly inform target security holders whether you will waive it or terminate the offer. (see comment 4 above). You may not fail to act and wait until the end of the offer period while maintaining the right to assert the offer condition at expiration, unless the language of the condition itself makes clear it is to be evaluated at expiration. Please revise the cited language accordingly.

Miscellaneous, page 40

   8. While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all security holders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.
 Ann Beth Stebbins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
June 20, 2019
Page 3



        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions